March 26, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attn: Daniel Lee

Re:	Super Micro Computer, Inc.
Registration Statement on Form S-1 (Registration No. 333-138370)

Dear Mr. Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Super Micro Computer, Inc. (the “Company”) hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on March 28, 2007, or as soon thereafter as practicable (which in turn will render effective the Registration the Company filed on Form 8-A under the Securities Exchange Act of 1934).

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please call Peter Astiz of DLA Piper US LLP, counsel to the Company, at 650-833-2036.

The Company also hereby requests that a written order verifying the effective date be sent by express mail.

Very truly yours, Super Micro Computer, Inc.

By:	/s/ Wally Liaw

Its:	Secretary